P.E. 1/1/02
0-30982

02011885

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

ALTO PALERMO S.A.
(Exact name of Registrant as specified in its charter)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Hipólito Yrigoyen 476, Piso 2
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

ALTO PALERMO S.A. (THE "COMPANY")

REPORT ON FORM 6-K

Attached is an English translation of summaries of bondholder meetings held January 24, 2002, filed by the Company with the *Bolsa de Comercio de Buenos Aires* and the *Comisión Nacional de Valores* on January 25, 2002.

SUMMARY OF THE GENERAL AND UNANIMOUS MEETING OF HOLDERS OF CLASS A BONDS IN THE PRINCIPAL AMOUNT OF US$ 40,000,000 (THE "NOTES") HELD ON JANUARY 24, 2002

First Point:
It was unanimously approved to designate the representatives of the bondholders, Banco de la Provincia de Buenos Aires and Banco Galicia, to approve and sign the minutes of the meeting.

Second Point:
It was unanimously approved:

1) to ratify the acceptance of the proposal sent by APSA to the bondholders by letter of January 21, 2002. This ratification implies acknowledgment and acceptance of all the letters and notices sent by APSA and/or the bondholders for the implementation of the proposal, and of the inexistence of an event of default of the Notes;

2) to extend until March 13, 2002, the payment of the eventual differences resulting from the determination of the exchange rate applicable to the partial payment of interests that were due on January 21, 2002;

3) to extend until February 8, 2002, the term for the signing of the Subordination Agreement among IRSA Inversiones y Representaciones Sociedad Anónima ("IRSA"), Parque Arauco S.A. ("Parque Arauco") and Citibank N.A., Buenos Aires Branch, as Administrative Agent of the Notes;

4) to subject the extension approved in points (1) and (4) of the minutes of the Bondholders Meeting dated as of January 16, 2002, and the extension approved at the present meeting in points (2) and (3), to the condition that IRSA and Parque Arauco extend the maturity date of the principal and interest of the Loan Agreements before January 29, 2002;

5) to amend all of the sections of the Pricing Supplement to the Notes and all of the other documents related to the Notes to reflect the decisions approved by this Bondholders Meeting, particularly the "Interest Payment Date of the Notes" and "Defaults" sections of the Pricing Supplement to the Notes;

6) to grant a waiver to APSA for the payment of the interest to be accrued over the payment of the difference referred to in point (2) of these minutes, resulting from the determination of the exchange rate applicable to the partial payment of interest that was due on or before January 21, 2002, until the date of that determination.

SUMMARY OF THE GENERAL AND UNANIMOUS MEETING OF HOLDERS OF CLASS B 1 AND B 2 BONDS IN THE PRINCIPAL AMOUNT OF US$ 80,000,000 (THE "NOTES") HELD ON JANUARY 24, 2002

First Point:
It was unanimously approved to designate the representatives of the bondholders, Fleet National Bank and Banco Nación, to approve and sign the minutes of the meeting.

Second Point:
It was unanimously approved:

1) to ratify the acceptance of the proposal sent by APSA to the bondholders by letter of January 21, 2002. This ratification implies acknowledgment and acceptance of all the letters and notices sent by APSA and/or the bondholders for the implementation of the proposal, and of the inexistence of an event of default of the Notes;

2) to extend until March 13, 2002, the payment of the eventual differences resulting from the determination of the exchange rate applicable to the partial payment of interests that were due on January 21, 2002;

3) to extend until February 8, 2002, the term for the signing of the Subordination Agreement among IRSA Inversiones y Representaciones Sociedad Anónima ("IRSA"), Parque Arauco S.A. ("Parque Arauco") and Citibank N.A., Buenos Aires Branch, as Administrative Agent of the Notes;

4) to subject the extension approved in points (1) and (4) of the minutes of the Bondholders Meeting dated as of January 16, 2002, and the extension approved at the present meeting in points (2) and (3), to the condition that IRSA and Parque Arauco extend the maturity date of the principal and interest of the Loan Agreements before January 29, 2002;

5) to amend all of the sections of the Pricing Supplement to the Notes and all of the other documents related to the Notes to reflect the decisions approved by this Bondholders Meeting, particularly the "Interest Payment Date of the Notes" and "Defaults" sections of the Pricing Supplement to the Notes;

6) to grant a waiver to APSA for the payment of the interest to be accrued over the payment of the difference referred to in point (2) of these minutes, resulting from the determination of the exchange rate applicable to the partial payment of interest that was due on or before January 21, 2002, until the date of that determination.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A.

By: ______________________

Name: Saul Zang

Title: Director

Dated: January 25, 2002